

December 17, 2012

<u>Via E-mail</u>
Asher Zwebner
Chief Financial Officer
Dynamic Applications Corp.
14 Menachem Begin Street
Ramat Gan, Israel  52700

> **Re:     Dynamic Applications Corp.**
> **Registration Statement on Form 10**
> **Filed November 21, 2012**
> **File No. 000-54856**

Dear Mr. Zwebner:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.     Given your financial statement Notes which say that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act,  please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:
- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- Because you state that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1),

provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

General Background, page 1

2.      Please provide us support for your disclosure that your patent is "world-wide."

3.      Please disclose the amount you paid to acquire the patent. Also, with a view toward disclosure, please tell us the business of Appelfeld Zer Fisher and whether you conducted any research into the expertise of inventor of the technology or the extent to which prior owners of the technology attempted to develop or test it. Also tell whether you or your affiliates have any involvement with any other company that purchased a patent from Appelfeld Zer Fisher or its affiliates; address in your response (1) the name of each company that that purchased the patents from Appelfeld Zer Fisher or its affiliates, (2) whether each such company registered securities under Section 12 of the Exchange Act and (3) whether those companies successfully commercialized the patent or abandoned the patent for another business.

4.      Please explain clearly the operation of an "electromagnetic percussion device with a striking piston made of a single monolithic block" and the significance of the reversal of the "positions of the electromagnetic coil and electromagnetically active body." It is unclear how the device could be used as a cutting tool and also a magnet or coil as you mention in Item 2. Include in your disclosure an explanation of the steps you have taken to develop the product and when those steps occurred. Also disclose the hurdles that remain before the product can be sold. For example, although we note your disclosure in Item 2 that you have not developed a "fully operational" prototype, it is unclear whether any progress has been made toward developing the product. If so, when? We note that you registered a securities offering in 2008 to obtain funds for prototype development. If you have not yet been able to develop the product, please tell us what has changed that leads you to reasonably believe you can develop the product now.

5.      Given the status of development of your potential product, please tell us why you believe you have a reasonable basis to state that the technology is more durable and rugged than "previous technologies and/or methods" and that it should address shortcomings of known configurations.

6.      Please tell us why you do not describe in this Item 1 the termination of the carbon credit business mentioned in your Form 8-K filed January 15, 2010 and the change in business plan mentioned in Note 1 to your financial statements.

Intellectual Property

7.      Please disclose when the patent expires.

Recent Developments

8.      Please reconcile your disclosure here that you had 19.8 billion authorized shares with the information in the Certificate of Incorporation filed as an exhibit.

9.      With a view toward clarified disclosure, please provide us your analysis of when your previous reporting obligation was automatically suspended per Section 15(d) of the Exchange Act.

Risk Factors

Our failure to comply with the reporting obligations under section 13(a) of the Exchange Act…

10.     Please tell us why you were unable to comply with previous reporting requirements and what has changed since then that will permit compliance with your obligations.  Also, please tell us which reports are delinquent, and provide us your analysis of the materiality of any potential liability caused by the delinquent reporting.

State Blue Sky Registration

11.     Please clarify what you mean by "commencement of new business operations."  Do you not intend to seek coverage until you enter a business other than the business related to the patent?  What activities do you believe constitute "commencement" of that business? In this regard we note your reference to a "new business venture or business combination" in Item 3 and your reference to a business combination with an operating entity in Item 4.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation

12.     Please revise to provide analysis that compares and contrasts the results of operations for the interim and annual periods presented in your filing.  Refer Item 303 of Regulation S-K, as applicable to smaller reporting companies.

Plan of Operation

13.     Given that this Form 10 is not a Securities Act registration statement related to an offering of securities, please tell us why you refer to "this offering" and the proceeds lasting at least 12 months.  In this regard, please tell us the number of shares sold and the amount raised in your offering that you registered on Form S-1 in 2008.

Item 5. Directors, Executive Officers, Promoters and Control Persons

14.    Please clearly provide all information required by Regulation S-K Item 401.  For example, it is unclear why your information regarding Mr. Zwebner does not include Progaming Platforms Corp or Adama Technologies Corporation.  Likewise, it is unclear when Mr. Goore became a director and CEO given that footnote 1 to your Summary Compensation Table says that he became a director in February 2002 while Item 1 of your disclosure indicates that you were incorporated in 2008.

15.    Please discuss briefly and clearly the specific experience, qualifications, attributes or skills that led to the conclusion that each person named in this section should serve as a director for the registrant in light of the registrant's business and structure.

Item 6.  Executive Compensation

16.    Please tell us why your disclosure regarding Mr. Zwebner's 2009 compensation does not include the restricted stock mentioned in your Form 8-K filed October 15, 2009.

Item 7. Certain Relationships and related party transactions and director independence

17.    Please note that the $120,000 threshold that you cite is inapplicable to this filing.  See Regulation S-K Item 404(d)(1).  Please provide all disclosure regarding transactions required by Item 404.  We note for example the capital raised from affiliates as mentioned in your risk factors and financial statements.

Item 10. Recent Sales of Unregistered Securities

18.    Please provide all disclosure required by Regulation S-K Item 701, including the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.  Also, please tell us how the information in this section is consistent with your disclosure of the number of currently outstanding securities and the number of securities outstanding as reported in the Form 10-Q you last filed.

19.    Please tell us why you have not discussed in this Item the convertible notes issued in 2011 as described in Note 4 to your financial statements.

Capital Stock

20.    Please provide the disclosure required by Regulation S-K Item 201(a)(2).

Provisions Having a Possible Anti-Takeover Effect

21.    Please describe the provisions that you mention in this paragraph.

Item 13. Financial Statements and Supplementary Data

22.     We see that in October 2012, you implemented a one-for-one hundred reverse stock split. Please revise to retro-actively restate share data for all interim and annual periods presented in your financial statements and related disclosures. Refer to SAB Topic 4C.

Report of Independent Registered Public Accounting Firm

23.     We refer to the second sentence of the first paragraph of the audit report. Please have your auditor tell us how his assertion that the financial statements are the responsibility of the directors is consistent with the standard form of an audit report which indicates that the financial statements are the responsibility of management. Refer to AU Section 508.

Interim Unaudited Financial Statements for the three and nine months ended September 30, 2012

24.     We note that some of the footnotes to the unaudited interim financial statements are as of June 30, 2012 rather than as of September 30, 2012. Please update all applicable footnote disclosures to the close of quarter ended September 30, 2012.

Balance Sheets as of September 30, 2012 and 2011

25.     Please delete the label "audited" from the balance sheet as of December 31, 2011. Alternatively, you may disclose that the year-end balance sheet was derived from the audited financial statements.

Statement of Changes in Stockholders' Equity (Deficit)

26.     Please retroactively restate all periods for the impact of the stock split. Also, tell us why there are two end points on the statement labeled "Balance—December 31, 2011."

Note 4 – Convertible Notes Payable

27.     Please revise this note to fully describe and discuss the $27,800 issuance of convertible notes disclosed in your statement of cash flows and statement of changes in stockholders' equity (deficit).

28.     We see that the $40,000 convertible promissory note was scheduled to mature on September 12, 2012. Please update the filing to disclose whether the note was extended or extinguished and the terms of the transaction.

Exhibits

29.     Please tell us why you have not filed the agreement by which you acquired the patent that you mention in this filing, the convertible note that you mention in Item 2, or the

September 2011 amendment to your Certificate of Incorporation that you mention in Note 5 to your September 30, 2012 financial statements.

Exhibit 23

30.     We note that the consent provided by your independent accountants incorrectly refers to their report dated November 21, 2012. In the event that a consent from your independent accountants is provided with any future amendments to the Form 10, please include the correct report date of November 16, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar at 202-551-3662 or Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard Rubin